February 4, 2013

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Pacific Premier Bancorp, Inc. Registration Statement on Form S-4 (File No. 333-184876)

Dear Mr. Schiffman:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to the comment made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated February 1, 2013 (the “Comment Letter”), regarding Amendment No. 4 to the registration statement on Form S-4 that the Company filed with the Commission on January 31, 2013 (the “Registration Statement”).  We also have revised the Registration Statement in response to the Staff’s comment and are filing, concurrently with this letter, Amendment No. 5 to the Registration Statement (“Amendment No. 5”) that reflects these revisions.  In connection with this letter and the filing of Amendment No. 5, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 5 marked to show changes from Amendment No. 4 to the Registration Statement as filed on January 31, 2013.

Set forth below are the Company’s responses to the Staff’s comment provided in the Comment Letter.  For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in bold text below.

Form S-4

Summary, page 4

1.             Please refer to the response to comment 2 of our January 31, 2013 letter. We note the revisions to the pro forma presentation at September 30, 2012; however, pursuant to Article 11 of Regulation S-X, which requires that the pro forma effects of material transactions be reflected in the income statements for the most recently completed fiscal year end and the most recently completed interim period, please revise the pro forma income statement at December 31, 2011 to reflect the recently completed offerings and their pro forma effect on EPS. Similarly, revise the pro forma information throughout the document.

RESPONSE:

In response to the Staff’s comment, the Company revised the disclosure and financial data for the twelve month period ended December 31, 2011 in “Selected Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 22 of Amendment No. 5, “Unaudited Comparative Per Share Data” beginning on page 25 of Amendment No. 5, and “Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 124 to reflect changes attributable to the increase in outstanding shares of Company common stock as a result of the sale of 3,795,000 shares in the Company’s recently completed underwritten public offering, as to which the closing of 3,300,000 shares and 495,000 shares occurred on December 11, 2012 and January 9, 2013, respectively.

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If Amendment No. 5 is satisfactorily responsive to the Staff’s comment, the Company plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of FAB as soon as possible.  To that end, we will contact the Staff to discuss arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to the undersigned at (202) 457-6514 or nantin@pattonboggs.com.  Thank you in advance for your assistance in this matter.

Very truly yours,

/s/ Norman B. Antin
Norman B. Antin

cc:	Jonathan E. Gottlieb
Steven R. Gardner